Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES SIGNING OF FORMAL JOINT VENTURE AGREEMENT IN RESPECT OF THE CAPCAPO COPPER - GOLD DISCOVERY, IN THE NORTHERN PHILIPPINES

Toronto, September 30, 2011 – Olympus Pacific Minerals Inc.  (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus").

Olympus Pacific Minerals Inc. is pleased to announce that it has entered a formal joint venture agreement with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”), and PhilEarth Mining Corporation in respect of the Capcapo Gold Property, Northern Philippines.

The Capcapo Gold Property is strategically located in Abra Province, Northern Luzon, Philippines, north of the prolific Baguio-Mankayan Gold District that has combined production, current reserves and resources in excess of 60 million ounces of gold.

The Company, through KMC, completed its due diligence drilling at Capcapo in September 2007 (See Olympus press releases dated September 21, June 25, and June 5, 2007). Significant due diligence results are as follows:

Note: True widths undetermined
Company Chief Executive Officer, John Seton, said: “This acquisition is an integral part of our strategy to become a multi-mine producer and complements our development stage
Malaysian property in diversifying our company over three countries in Southeast Asia. Our due diligence drilling at Capcapo indicates we have a truly world class copper-gold discovery typical of the premium deposits found in the Philippines.  I believe our success in negotiating this exciting ground is two fold; first, our successful track record commissioning two gold processing plants that generate us operating cash and second, our recent announcement that we are starting feasibility at Bau Central in the Bau Goldfield, East Malaysia.  We are excited about the major potential at Capcapo and our strategic partnership with AMIC.”

Pursuant to the terms of the joint venture agreement, Olympus, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Committed Expenditures	Payment Due Upon Completion of the Stage
Stage 1	US$1,000,000	US$400,000
Stage 2	US$2,000,000	US$400,000
Stage 3	US$4,000,000	N/A

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation. Finally, Olympus is obligated to make a milestone payment to AMIC consisting of US$2 million plus 2,000,000 common shares of Olympus or common shares having a value of US$5 million, whichever is of lesser value, each time a specific level of mineral reserves is defined or daily production rates are achieved.

The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

The Company had entered into a memorandum of understanding with Abra Mining & Industrial Corporation and Jabel Corporation on November 23, 2006, which provided that, subject to the entering into of a definitive joint venture agreement and compliance with applicable Philippine laws, the Company can earn a 60% interest in the project, such interest being assignable in whole or in part to a qualified Philippine affiliate of the Company.

Olympus is a diversified gold company focused on Southeast Asia with two operating mines and four advanced exploration properties. The Company is well positioned to expand existing gold production at its current facilities and expects to build a third producing gold plant at Bau Central, East Malaysia by 2014.

OLYMPUS PACIFIC MINERALS INC.
John A. G. Seton,
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or forwarding- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.